Free Writing Prospectus to Preliminary Pricing Supplement No. 7,233

Registration Statement Nos. 333-250103; 333-250103-01

Dated December 5, 2022; Filed pursuant to Rule 433

Morgan Stanley

5-Year Worst-of SPX and INDU Jump Notes with Auto-Callable Feature

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlyings:	S&P 500® Index (“SPX”) and Dow Jones Industrial AverageSM Index (“INDU”)
Early redemption:	Determination date:	Early redemption payment:
	1st: January 2, 2024	An amount in cash per stated principal amount (corresponding to a return of 8.75% to 10.75% per annum)
Pricing date:	December 29, 2022
Final determination date:	December 29, 2027
Maturity date:	January 3, 2028
CUSIP:	61774H6U7
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988222028422/ms7233_424b2-14075.htm

1All payments are subject to our credit risk

Hypothetical Examples

Early Redemption[1]
Date	Change in Worst Performing Underlying	Payment (per note)
1st Determination Date	+20%	$1,087.50*
The notes are automatically redeemed on the early redemption date. Investors will receive a payment of $1,087.50 per note on the early redemption date.

*Assumes a call return of 8.75 % per annum

Hypothetical Payout at Maturity[1]

Assuming that one or both of the underlying indices close below the respective initial index value(s) on the first determination date, and, consequently, the notes are not automatically redeemed prior to, and remain outstanding until, maturity:

Change in Worst Performing Underlying	Payment (per note)
+30%	$1,300
+20%	$1,200
+10%	$1,100
0%	$1,000
-10%	$1,000
-20%	$1,000
-30%	$1,000
-40%	$1,000
-50%	$1,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Indices

For more information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●If the notes are automatically redeemed prior to maturity, the appreciation potential of the notes is limited by the fixed early redemption payment specified for the first determination date.

●The automatic early redemption feature may limit the term of your investment to as short as approximately one year. If the notes are redeemed early, you may not be able to reinvest at comparable terms or returns.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the notes is approximately $978.80 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Investing in the notes is not equivalent to investing in the underlying indices.

●The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 5-year term of the notes.

●The rate we are willing to pay for notes of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●The U.S. federal income tax consequences of an investment in the notes are uncertain.

Risks Relating to the Underlying Indices

●You are exposed to the price risk of each underlying index.

●Adjustments to the underlying indices could adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.